

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's Inc
151 West 34th Street
New York, NY 10001

      Re: **Macy's Inc**
                 Form 10-K for the Fiscal Year Ended February 2, 2013
                 Filed April 3, 2013
                 File No. 001-13536

Dear Mr. Broderick:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Andrew D. Mew

                              Andrew D. Mew
                              Accounting Branch Chief

[cc: Jill Barlow, General Counsel's Office]